UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Neon Therapeutics, Inc.

File No. 333-225330 - CF#35785

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Neon Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.7 to Registration Statement on Form S-1 filed on May 31, 2018, as amended.

Based on representations by Neon Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7   through December 12, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary